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December 21, 2020

Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

Christopher R. Bellacicco U.S. Securities & Exchange Commission, Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	E-Valuator Funds Trust Registration Statement on Form N-1A File Nos. 333-248668 and 811-23606

Dear Mr. Bellacicco:

On behalf of the registrant, E-Valuator Funds Trust (the “Registrant”), we are responding to the Staff’s comments dated October 2, 2020, in regards to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the initial Registration Statement.

Prospectus

E-Valuator Very Conservative (0%-15%) RMS Fund

Fees and Expenses of the Fund (page 1)

1.	If the Adviser’s agreement to waive fees and/or reimburse expenses may be terminated earlier by the Board of Trustees, please disclose this and under what circumstances it may do so in footnote 3 to the fee table. See Item 3, Instr. 3(e) of Form N-1A.

RESPONSE: The Registrant has revised footnote 3 in the fee table for each Fund as follows:

The Adviser may not terminate this~~these~~ contractual agreement~~arrangements~~ prior to January 31, 2021, and thereafter the agreement shall continue in effect from year-to-year for successive one-year periods provided the agreement may be terminated by the Board of Trustees of the Fund or the Adviser, without payment of any penalty, upon ninety (90) days’ prior written notice.

Christopher R. Bellacicco

December 21, 2020

Portfolio Turnover (page 2)

2.	The portfolio turnover rate provided shows the rate for fiscal year ended September 30, 2019. Please update with the rate for most recently completed fiscal year. See Item 3, Instr. 5 of Form N-1A.

RESPONSE: The Registrant has made the requested change with respect to each Fund.

Principal Investment Strategies (page 3)

3.	The first sentence of the second paragraph indicates that the Adviser allocates the Fund’s assets by utilizing “proprietary quantitatively based models.” Please include corresponding risk disclosure regarding the use of models.

RESPONSE: The Registrant has added “Model and Data Risk” as a principal risk for each Fund as follows:

Model and Data Risk. The Adviser uses proprietary quantitative-based models in selecting investments for the Fund. Investments selected using a model may perform differently than expected as a result of the factors used in the model, the weight placed on each factor, changes from the factors’ historical trends, and technical issues in the construction and implementation of the model (including, for example, data problems, problems with data supplied by third parties, software issues, or other types of errors). There is no guarantee that the Adviser’s quantitative-based models will perform as expected or result in effective investment decisions for the Fund.

4.	The sixth paragraph states that the Fund may invest in Underlying Funds that utilize derivatives. Please discuss the types of derivatives in which such Underlying Funds might invest and tailor the disclosure with respect to risks related to the use of derivatives accordingly. See Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010.

RESPONSE: The registrant has revised the Principal Investment Strategies section for each Fund as follows:

The Fund may invest in Underlying Funds that utilize derivatives such as put and call options on stocks and stock indices, and index futures contracts and options thereon, which can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than conventional securities. The Underlying Funds may utilize derivatives to, among other things, seek to enhance return, to hedge some of the Underlying Fund’s investments or as a substitute for a position in the underlying asset.

Christopher R. Bellacicco

December 21, 2020

Principal Risks (page 4)

5.	Consider whether the order in which risks are presented is appropriate for the Fund. For example, the staff notes that the Fund will allocate most of its assets to fixed income ETFs. However, the risk disclosure lists Equity Risk and Dividend-Paying Securities Risk before the risks associated with fixed income securities.

RESPONSE: With regards to each Fund, the Registrant has reviewed the order in which the principal risks are presented and revised such that certain risk factors are disclosed earlier in the risk factor disclosure.

6.	Interest Rate Risk (page 5). Consider whether any additional disclosure is warranted here or in another appropriate location in the registration statement, in light of the current low interest rate environment and the Federal Reserve’s expectation not to increase rates in the immediate future.

RESPONSE: The Registrant has added the following disclosure to Interest Rate Risk for each Fund:

In response to recent volatility and economic uncertainty relating to the COVID-19 pandemic, the U.S. government and certain foreign central banks have taken steps to stabilize markets by, among other things, reducing interest rates. Interest rates in the U.S. and many parts of the world currently are at or near historically low levels, and a period of low interest rates could persist for a sustained period. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance.

7.	RIC Qualification Risk (page 7). This risk notes that “the Fund’s investments in certain ETFs that invest in or hold physical commodities could cause the Fund to fail the income source component of the RIC [federal tax] requirements.” The principal investment strategy and risk disclosure contains no mention of investing in Underlying Funds that may hold physical commodities. If the Fund plans to do so, please revise the disclosure accordingly. If the Fund does not plan to invest in such Underlying Funds, consider whether RIC Qualification Risk is a principal risk.

RESPONSE: The Registrant has added the following disclosure to the Principal Investment Strategies section for each Fund:

Additionally, some of the Underlying Funds may invest directly or indirectly in physical commodities, such as gold, silver, and other precious materials.

In connection with this change, the Registrant has added Commodity Risk as a principal risk factor for each Fund.

Christopher R. Bellacicco

December 21, 2020

Performance History (page 7)

8.	The disclosure under the bar chart on page 7 indicates that performance presented prior to May 26, 2016 is the historic performance of a “bank-sponsored collective investment fund . . . of which the Predecessor Fund is the successor.” Please state the name of this bank-sponsored collective investment fund.

RESPONSE: The Registrant has made the requested change with respect to each Fund.

E-Valuator Moderate (50%-70%) RMS Fund

9.	The second paragraph under Principal Investment Strategies on page 28 states that “in periods when interest rates are relatively high the Fund may adjust the allocation to fixed income to compensate for that environment . . . in periods where interest rates are relatively low, the Fund may need to adjust the allocation to fixed income in an inverse manner to compensate for that environment.” Please be more specific. If the Fund will decrease its allocation to fixed income when interest rates are relatively high and increase its allocation when interest rates are low, please state so rather than saying “adjust the allocation” to “compensate for that environment.”

RESPONSE: The Registrant has made the requested change as follows:

For instance, in periods when interest rates are relatively high, the Fund may increase its~~adjust the~~ allocation to fixed income and in~~to compensate for that environment. Whereas, during a~~ periods when~~where~~ interest rates are relatively low, the Fund may increase its~~need to adjust the~~ allocation to equity ~~fixed income in an inverse manner to compensate for that environment~~.

Statement of Additional Information

Portfolio Turnover (page 2)

10.	Please update the portfolio turnover rates to include rates for 2020 and explain any significant variation in a Fund’s portfolio turnover rates over the two most recently completed fiscal years. See Item 16(e) of Form N-1A.

RESPONSE: The Registrant has made the requested change.

Christopher R. Bellacicco

December 21, 2020

Financial Information (page 40)

11.	The staff notes that the financial statements of the Predecessor Funds that the Funds are adopting and incorporating by reference are for the fiscal year ended September 30, 2019. Please provide or incorporate by reference to the audited financial statements for the fiscal year ended September 30, 2020. If such financial statements are not available, then please provide interim financial statements dated within the past 245 days or incorporate such information by reference. See Item 3-18 of Regulation S-X.

RESPONSE: Each series of the Registrant will continue the operations of its corresponding Predecessor Fund upon completion of the Reorganization. If the Reorganization is not consummated for any reason, the Registrant will not continue the operations of each Predecessor Fund and will not be authorized to use the financial performance of the Predecessor Funds. Accordingly, the Registrant intends to file a further Pre-Effective Amendment to incorporate by reference in the Statement of Additional Information the Predecessor Funds’ annual report, which will include audited financial statements of the Predecessor Funds for the period ended September 30, 2020, and to incorporate the auditors consent.

12.	For any filings that are incorporated by reference, please provide a hyperlink to the filing in accordance with the FAST Act Modernization and Simplification of Regulation S-K. See Rule 411 under the Securities Act of 1933 and Rule 0-4 under the 1940 Act.

RESPONSE: For the staff’s information, the Registrant has reviewed the Commission’s rulemaking under the FAST Act and has hyperlinked each exhibit identified in the Part C and other information incorporated by reference.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Very truly yours,

Deborah Bielicke Eades
Shareholder

DBE/cll